October 5, 2010
Securities and Exchange Commission
Division of Corporate Finance
100 F St., N.E.
Washington, D.C. 20549

Re:	Hicks Acquisition Company II, Inc. Registration Statement on Form S-1 File No. 333-167809
Ladies and Gentlemen:
In connection with the proposed offering of the above-captioned securities, we wish to advise you that we, as a representative of the underwriters, hereby join with Hicks Acquisition Company II, Inc.’s request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on October 7, 2010 at 2:00pm, Eastern Standard Time or as soon as practicable thereafter.
The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:
(i)	Date of preliminary prospectus: September 20, 2010

(ii)	Approximate dates of distribution: September 20, 2010 to October 7, 2010

(iii)	Number of prospective underwriters and dealers to whom the preliminary prospectus was furnished: 5

(iv)	Number of prospectuses so distributed: 4,165

(v)	Compliance with Rule 15c2-8 under the Securities Exchange Act of 1934: Included in Master Agreement Among Underwriters of Citigroup Global Markets Inc.
[Signature page follows]

Very truly yours,
Citigroup Global Markets Inc.

By:	/s/ Jason Cunningham
Name: Jason Cunningham
Title: Managing Director